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SECURIT 13025625 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2012 (MM/DD/YY) AND ENDING 4/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz 314-997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

1600 Brentwood Blvd. Suite. 600 (Address) St. Louis (City) Missouri (State) 63144-1334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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6/25/13

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2015
Commission #11459046

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AND
INDEPENDENT AUDITORS' REPORT
APRIL 30, 2013

Contents

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of J.A. Glynn & Co. as of April 30, 2013, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1600 S. Brentwood Blvd-Suite 600 | St. Louis, MO 63144-1334 | p (314) 962-0300 | f (314) 962-9474 | www.anderscpa.com

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP

June 17, 2013

J.A. Glynn & Co.
Consolidated Statement of Financial Condition
April 30, 2013

Assets

Cash and cash equivalents	$ 1,875,651
Securities owned, at fair value	1,837,048
Deposit with clearing organization	100,000
Receivables from customers	683,390
Property and equipment, net	125,104
Deferred income taxes	50,000
Notes receivable	549,330
Other assets	482,106
Total Assets	$ 5,702,629

Liabilities and Stockholders' Equity

Liabilities	
Payables to broker-dealers and clearing organizations	$ 10,502
Accounts payable and accrued expenses	1,219,005
Income taxes payable	35,000
Total Liabilities	1,264,507
Stockholders' Equity	
Common stock, $1 par value	
Authorized - 30,000 shares	
Issued and outstanding - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,826,217
Total Stockholders' Equity	4,438,122
Total Liabilities and Stockholders' Equity	$ 5,702,629

J.A. Glynn & Co.
Notes to Consolidated Financial Statement
April 30, 2013

A. Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn & Co. ("J.A. Glynn"), a Missouri corporation founded in 1945, is a registered securities broker-dealer and investment advisory firm. J.A. Glynn is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. J.A. Glynn offers investment management services under the name JAG Advisors.

JAG Capital Management, LLC ("JAG CM"), founded in 2011, is a wholly-owned subsidiary of J.A. Glynn and a registered investment advisory firm. JAG CM provides investment advisory services solely to JAG Large Cap Growth Fund, a registered open-ended mutual fund.

J.A. Glynn has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. The national broker-dealer maintains a general liability insurance policy related to these clearing activities and accounts maintained with them. This agreement also requires that $100,000 of cash, securities, or combination of both, be maintained with the broker-dealer. At April 30, 2013, J.A. Glynn has $100,000 included in deposit with clearing organization relating to this requirement. The national broker-dealer also provides credit to J.A. Glynn at the Cost of Funds Rate (1.26 percent at April 30, 2013), as defined in the agreement, plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

Basis of Presentation

The accompanying consolidated financial statement has been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of J.A. Glynn and its wholly-owned subsidiary, JAG CM (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, deposit with clearing organization, receivables from customers, notes receivable, payables to broker-dealers and clearing organizations, and accounts payable and accrued expenses, approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Securities

As of April 30, 2013, the Company classifies all securities owned as trading securities. Securities are recorded on a trade-date basis. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement.

Receivables from Customers

Receivables from customers are uncollateralized obligations due under normal trade terms. The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, the Company considers these receivables to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years
Software	3-5
Furniture and equipment	5-7
Leasehold improvements	3-15
Vehicles	3-5

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, receivables from customers, and securities owned. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash and cash equivelants of approximately $1.7 million, held with a national broker-dealer, is not insured by the FDIC. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2013.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of April 30, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the consolidated financial statements.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before fiscal 2010. As of and for the year ended April 30, 2013, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

C. Securities

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities measured at fair value on a recurring basis as of April 30, 2013:

Assets	Level 1	Level 2	Level 3	Total
Common Stocks:				
Oil and Gas Exploration	$ 30,645	$ -	$ -	$ 30,645
Chemicals - Plastics	11,265	-	-	11,265
Airlines	32	-	-	32
Total common stocks	41,942	-	-	41,942
Mutual Funds	31,086	-	-	31,086
Corporate Debt	-	1,764,020	-	1,764,020
	$ 73,028	$ 1,764,020	$ -	$ 1,837,048

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are unadjusted quoted prices in active markets.

Securities are classified in Level 2 of the valuation hierarchy based on inputs, other than unadjusted quoted market prices included in level 1, that are directly or indirectly observable. The Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category consist primarily of corporate debt obligations.

In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

D. Notes Receivable

Notes receivable includes an amount due from a stockholder related to the purchase of shares of the Company's common stock by the stockholder. The note accrues interest at 0.24 percent annually, requires annual principal payments and is collateralized by 254 shares of the Company's stock. The balance of the note, plus accrued interest, at April 30, 2013 was approximately $353,000 and will be repaid through future compensation to the stockholder.

Notes receivable also includes a loan to an employee. Payment of this note is contingent on satisfying certain terms of the employee's employment agreement. The balance of the note was approximately $196,000 including accrued interest at April 30, 2013 and bears interest at 2.75 percent. The Company forgave approximately $39,000 of principal and interest related to the original note during the current fiscal year.

E. Property and Equipment

Property and equipment at April 30, 2013 is as follows:

Software	$ 13,633
Furniture and equipment	348,535
Leasehold improvements	447,434
Vehicles	10,916
	820,518
Less accumulated depreciation and amortization	695,414
	$ 125,104

F. Line of Credit

The Company has a line of credit agreement (the "Agreement") of $1,000,000 scheduled to expire on August 14, 2013. Borrowings are charged interest at one-month LIBOR (0.20 percent at April 30, 2013) plus 3.25 percent, and are secured by the Company's corporate assets and by assignment of a life insurance policy. The Company is subject to certain restrictions and covenants as defined in the Agreement. The Company was in compliance with all covenants at April 30, 2013. At April 30, 2013 there were no borrowings outstanding under the line of credit.

G. Related Party Transactions

The Company leases its office space from the majority stockholder of the Company. The lease requires payments of $13,333 per month through January 2014. The lease includes renewal options for two additional three-year periods with scheduled rent increases. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company.

H. Leases

Future minimum lease payments under the related party office lease as of April 30, 2013 are as follows:

Year Ending April 30,	
2014	$ 119,997

I. Income Taxes

Deferred income tax assets and liabilities are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The source of temporary differences in accounting for financial statement and income tax purposes consists of different depreciation methods used for tax purposes, but not for financial statement purposes. At April 30, 2013, the entire deferred tax asset is due to depreciation differences.

J. Restrictive Stockholder Agreement

The Company and its stockholders have entered into an agreement to provide for the transfer of common stock of the Company upon the withdrawal or death of any stockholder.

K. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

L. Subsequent Event

The Company has evaluated subsequent events through June 17, 2013, the date the consolidated financial statements were available to be issued. In May 2013, management determined the needs of its clients would be better served by separating the investment advisory and broker-dealer business into two wholly owned subsidiaries. J.A. Glynn Investments, LLC was formed to succeed the broker-dealer business and FINRA membership of J.A. Glynn. J.A. Glynn is the sole member of J.A. Glynn Investments, LLC. Effective May 1, 2013 the broker-dealer business was transferred to J.A. Glynn Investments, LLC under an Assignment and Assumption Agreement. Also effective May 1, 2013, J.A. Glynn transfered its investment advisory business to JAG CM. JAG CM is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Effective May 1, 2013 J.A. Glynn ceased all investment and broker-dealer business and will only provide administrative services to J.A. Glynn Investments, LLC and JAG CM, pursuant to separate Administrative Services Agreements.